1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

October 20, 2011

VIA EDGAR

James O’Connor, Esq.

Attorney/Advisor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

James M. Curtis, Esq.

Office of Chief Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation
Registration Statement on Form N-2 (File Nos. 333-174784 and 814-00757)

Dear Messrs. O’Connor and Curtis:

On behalf of FS Investment Corporation (the “Company”), thank you to you and your colleagues for speaking with us on several occasions about the remaining issues regarding the Company’s Pre-Effective Amendment No. 1 (“PEA 1”) to Registration Statement on Form N-2 (File Nos. 333-174784 and 814-00757) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). In furtherance of our discussions, set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company regarding the Registration Statement and the Prospectus.

We also describe below the changes that we have made in response to the Staff’s comments in Pre-Effective Amendment No. 2 (“PEA 2”) to the Registration Statement that the Company filed on October 20, 2011. For your convenience, the Staff’s comments are numbered and presented in italicized text below, and each comment is followed by the Company’s proposed response. The

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco

Silicon Valley  Washington DC  EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

James O’Connor, Esq. James M. Curtis, Esq. October 20, 2011 Page 2

Company will also provide the Staff courtesy copies of PEA 2 as-filed and marked to reflect the changes from PEA 1.

1. Please add the following information on the front cover of the Prospectus:

“The Fund invests in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.”

As requested by the Staff, the Company has added the requested disclosure on the front cover of the Prospectus. To conform to the grammatical style of the Prospectus, the first few words of the first sentence were revised to read “We invest” rather than “The Fund invests.”

2. The total return swap entered into by one of the Company’s subsidiaries should be treated for regulatory purposes as the equivalent of a leveraged direct investment by the Company in the reference assets.

In several conversations with members of the Staff, including in the conversation on October 18, 2011, the Staff has suggested that the Company’s basket of rights under the total return swap (the “TRS”) entered into by one of the Company’s direct bankruptcy-remote subsidiaries, Arch Street Funding LLC (“Arch Street”), with Citibank, N.A., as counterparty (“Citibank”), may be equivalent to full loan ownership for regulatory purposes and that the notional amount of the TRS should be viewed as secured indebtedness of the Company. For the reasons described in our letter to the Staff dated September 23, 2011, the Company continues to believe that its interest in the TRS and the economic exposure to the loans underlying the TRS is not the same as “ownership” based on common understandings of that term under established legal, accounting and financial guidance.

However, in the interest of resolving these issues with the Staff on an interim basis, the Company has agreed that the Company will treat the TRS for regulatory purposes (but not financial reporting purposes) as if the Company had acquired the loans underlying the TRS (the “TRS loans”) with debt financing provided by Citibank and the cash collateral pledged by Arch Street with such debt financing being secured by the TRS loans. As a practical matter, this means that the Company will, for purposes of the asset coverage requirements of Section 18 under the Investment Company Act of 1940, as amended (the “1940 Act”), treat the market value of the TRS loans as assets and will treat the Company’s “deemed borrowing” under the TRS as a senior security, where the amount of such “deemed borrowing” equals the difference between (x) the full notional amount of TRS loans then outstanding under the TRS (which is capped at $300

James O’Connor, Esq. James M. Curtis, Esq. October 20, 2011 Page 3

million under the TRS and equals the sum of the market value of the TRS loans at the time each such loan became subject to the TRS) and (y) the initial cash collateral required to be posted with Citibank under the TRS with respect to such TRS loans (the “Initial Collateral”). As of June 30, 2011, the date of the most recent Company financial statements included in PEA 2, the market value of the TRS loans was approximately $202,288,000, the notional amount of TRS loans was approximately $202,435,000, and the Initial Cash Collateral was approximately $42,363,000. As a result, as of June 30, 2011, in accordance with this treatment, the Company’s gross assets would have increased by a net of approximately $160,072,000 (which equals the market value of the TRS loans as of such date less the sum of (x) the Initial Cash Collateral, plus (y) any additional collateral required to be posted by Arch Street based on changes in the market value of the TRS loans, plus or minus (z) any net unrealized appreciation/depreciation in the market value of the TRS loans previously included on the Company’s balance sheet), and the amount of senior securities outstanding would have increased by the amount of the Company’s “deemed borrowing” under the TRS of approximately $160,072,000 (which equals the notional amount of TRS loans as of such date of approximately $202,435,000, less the Initial Cash Collateral of approximately $42,363,000). Based on these figures, the Company’s asset coverage ratio as of June 30, 2011, equals 273%.

In addition, the Company will, for purposes of Section 55(a) under the 1940 Act, treat a TRS loan as a qualifying asset if the obligor on the TRS loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company. The market value of such loans will be counted in the Company’s gross asset figure for purposes of determining the Company’s compliance with this rule (and, as stated above, the Company will reduce its gross asset figure by an amount equal to the sum of the Initial Cash Collateral, plus any additional collateral required to be posted by the Company based on changes in the market value of the TRS loans, plus or minus any net unrealized appreciation/depreciation in the market value of the TRS loans previously included on the Company’s balance sheet).

The Company undertakes to treat the TRS in the manner described above for regulatory purposes until such time as the Staff or the Commission adopts a definitive statement or rule relating to the regulatory treatment of total return swaps or similar derivative instruments which differs from the above treatment.

In response to the Staff’s comments, the Company has added disclosure on pages 72, 85-86, 171-172 and F-24 of PEA 2 to reflect the Company’s agreement to treat the TRS for regulatory purposes as described above.

James O’Connor, Esq. James M. Curtis, Esq. October 20, 2011 Page 4

3. Please describe whether the cash collateral posted by Arch Street is a qualifying asset under Section 55(a)(6) of the 1940 Act.

Based on our discussion with Messrs. Curtis and O’Connor, the Company intends to treat its “deemed borrowing” (as described above) under the TRS as a senior security for purposes of determining its asset coverage ratio and will treat the market value of the TRS loans as either qualifying or non-qualifying assets for purposes of Section 55(a) of the 1940 Act based on whether the obligor on each such TRS loan is an eligible portfolio company. Under such treatment, the cash collateral (net of depreciation in the market value of the TRS loans) would implicitly be reflected in the Company’s net equity (since that equity, when combined with the “deemed borrowing” under the TRS, equals the market value of the TRS loans included in the asset calculation). Consequently, the cash collateral would not be included as an asset of the Company for purposes of Section 55(a) of the 1940 Act. The Company undertakes to treat the TRS in the manner described above for regulatory purposes until such time as the Staff or the Commission adopts a definitive statement or rule relating to the regulatory treatment of cash collateral pledged in connection with total return swaps or similar derivative instruments.

4. Please disclose all non-qualifying investments on the schedule of investments in the Company’s financial statements, and include disclosure of the amount of non-qualifying loans comprising the reference assets in a footnote to the TRS on the schedule of investments (or wherever the TRS is disclosed either within the schedule of investments or in the notes to the financial statements).

The Company notes that the Schedules of Investments included in the financial statements for the periods ended June 30, 2011 and December 31, 2010 contained in PEA 2 include footnotes indicating which investments are non-qualifying assets for purposes of Section 55(a) of the 1940 Act. The Company has revised Note 8 to the financial statements for the period ended June 30, 2011 to include the market value of all TRS loans as of such date and further indicate by footnote which of such TRS loans are non-qualifying assets for purposes of Section 55(a) of the 1940 Act. As of June 30, 2011, the aggregate amount of non-qualifying assets, including TRS loans in such calculation, is approximately 17.80% of the Company’s total assets.

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James O’Connor, Esq. James M. Curtis, Esq. October 20, 2011 Page 5

As we have discussed, there are commercial reasons that require us to have the Registration Statement declared effective as soon as possible. We appreciate your cooperation and attention to this matter.

If you have any questions, or if you require additional information, please do not hesitate to contact me at (202) 261-3313 or James A. Lebovitz at (215) 994-2510.

Sincerely,

/s/ Thomas Friedmann
Thomas Friedmann

Cc:	Gerald F. Stahlecker
FS Investment Corporation
James A. Lebovitz, Esq.
David J. Harris, Esq.
Dechert LLP